UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 November 2019

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc 2009 Deferred Annual Bonus Plan
Period of return:	From:	1 May 2019	To:	31 October 2019
Balance of unallotted securities under scheme(s) from previous return:		153,724
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		153,724

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 November 2019

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline 2009 Share Option Plan - Ordinary Shares
Period of return:	From:	1 May 2019	To:	31 October 2019
Balance of unallotted securities under scheme(s) from previous return:		1,265,008
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		429,913
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		835,095

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 November 2019

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline 2009 Share Option Plan - ADS
Period of return:	From:	1 May 2019	To:	31 October 2019
Balance of unallotted securities under scheme(s) from previous return:		5,911,296
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		519,880
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,391,416

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 November 2019

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 May 2019	To:	31 October 2019
Balance of unallotted securities under scheme(s) from previous return:		2,326,896
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		181,084
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,145,812

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 26, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc